CANADA GOOSE HOLDINGS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the third and three quarters ended December 29, 2024
The following Management’s Discussion and Analysis (“MD&A”) for Canada Goose Holdings Inc. (“us,” “we,” “our,” “Canada Goose” or the “Company”) is dated February 5, 2025 and provides information concerning our results of operations and financial condition for the third and three quarters ended December 29, 2024. You should read this MD&A together with our unaudited condensed consolidated interim financial statements and the related notes as at and for the third and three quarters ended December 29, 2024 (“Interim Financial Statements”) and our audited consolidated financial statements and the related notes for the fiscal year ended March 31, 2024 (“Annual Financial Statements”). Additional information about Canada Goose is available on our website at www.canadagoose.com, on the SEDAR+ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov, including our Annual Report on Form 20-F for the fiscal year ended March 31, 2024 (“Annual Report”).
CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This MD&A contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project,” “potential,” “should,” “will,” “would,” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this MD&A and include statements regarding our intentions, beliefs, or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan, and our growth strategies, including plans for expansion to new markets and new products, expectations for seasonal trends, and the industry in which we operate.
Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:
•our ability to implement our growth strategies;
•our ability to maintain strong business relationships with our customers, suppliers, wholesalers, and distributors;
•our ability to keep pace with changing consumer preferences;
•our ability to protect our intellectual property;
•our ability to adapt to changes to our business as a whole due to environmental, social and governance (“ESG”) considerations;

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•the continued absence of material global supply chain disruptions to our business, and our ability to fulfill demand and maintain sufficient inventory levels, which we continue to monitor;
•our ability to adapt to changing macroeconomic and international trade conditions, including interest rates, currency exchange rates, or the possible imposition of tariffs and trade restrictions; and
•the absence of material adverse changes in our industry or the global economy.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of our Annual Report and other risk factors described herein, which include, but are not limited to, the following risks:
•we may not open retail stores or expand e-Commerce access on our planned timelines;
•we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;
•unanticipated changes in the effective tax rate or adverse outcomes from audit examinations of corporate income or other tax returns;
•our indebtedness may adversely affect our financial condition, and we may not be able to refinance or renegotiate such indebtedness on favourable or satisfactory terms;
•an economic downturn and general economic conditions (for example, inflation and rising interest rates) may further affect discretionary consumer spending;
•we may not be able to satisfy changing consumer preferences;
•global political events, including the impact of political disruptions and protests, which may cause business interruptions;
•our ability to procure high quality raw materials and certain finished goods globally;
•our ability to manage inventory and forecast our inventory need, which we continue to monitor, and to manage our production distribution networks;
•we may not be able to protect or preserve our brand image and proprietary rights globally;
•the success of our business strategy;
•our ability to manage our exposure to data security and cyber security events;
•disruptions to manufacturing and distribution activities due to factors such as operational issues, disruptions in transportation logistic functions or labour shortages or disruptions;
•risks and global disruptions associated with geopolitical events, as well as the international trade environment, which may further affect general economic and operating conditions;
•fluctuations in raw material costs, interest rates and currency exchange rates;

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•our ability to comply with and manage risks associated with complex and changing laws, regulations and global standards; and
•we may be unable to maintain effective internal controls over financial reporting.
Although we base the forward-looking statements contained in this MD&A on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition, liquidity and capital resources, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks which we face, and these should be considered when reading the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this MD&A may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.
You should read this MD&A and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this MD&A, and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.
BASIS OF PRESENTATION
The Interim Financial Statements are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), specifically IAS 34, Interim Financial Reporting. The Interim Financial Statements do not include all of the information required for Annual Financial Statements and should be read in conjunction with the Annual Financial Statements. Certain financial measures contained in this MD&A are non-IFRS financial measures and are discussed further under “Non-IFRS Financial Measures and Other Specified Financial Measures” below.
The Interim Financial Statements and the accompanying notes have been prepared using the accounting policies described in “Note 2. Material accounting policy information” in the Interim Financial Statements and the Annual Financial Statements.
All references to “$”, “CAD” and “dollars” refer to Canadian dollars, “USD” refers to U.S. dollars, “GBP” refers to British pounds sterling, “EUR” refers to euros, “CHF” refers to Swiss francs, “CNY” refers to Chinese yuan, “RMB” refers to Chinese renminbi, “HKD” refers to Hong Kong dollars, and “JPY” refers to Japanese yen unless otherwise indicated. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding. This MD&A and the accompanying Interim Financial Statements are presented in millions of Canadian dollars except where otherwise indicated.

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All references to “fiscal 2023” are to the Company’s fiscal year ended April 2, 2023; to “fiscal 2024” are to the Company’s fiscal year ended March 31, 2024; and to “fiscal 2025” are to the Company’s fiscal year ending March 30, 2025.
The Company's fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. The additional week in a 53-week fiscal year is added to the third quarter. Fiscal 2023, fiscal 2024 and fiscal 2025 are each a 52-week fiscal year.
Certain comparative figures have been reclassified to align selling, general and administrative (“SG&A”) expense allocations to conform with the current year presentation. In fiscal 2024, the Company amended the allocation basis for certain SG&A expenses between the operating segments to provide more relevant information on financial performance of each operating segment. The reclassification did not impact net income, earnings per share, or the condensed consolidated interim statements of financial position in the comparative year.
Refer to “Basis of Presentation” in the Annual Report for additional details on the updates made to the comparable period.
Refer to “Components of our Results of Operations” in the MD&A section of our fiscal 2024 Annual Report for a description of the Company’s financial measures in accordance with IFRS Accounting Standards. There have been no material changes in the Company’s components of our results of operations since March 31, 2024.
SUMMARY OF FINANCIAL PERFORMANCE
The following table summarizes results of operations for the third and three quarters ended December 29, 2024, compared to the third and three quarters ended December 31, 2023, and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages. See “Results of Operations” for additional details.

CAD $ millions (except per share data)	Third quarter ended	Three quarters ended
December 29, 2024	December 31, 2023	% Change	December 29, 2024	December 31, 2023	% Change

Revenue	607.9	609.9	(0.3)%	963.8	975.8	(1.2)%
Gross profit	452.0	449.7	0.5%	668.7	684.4	(2.3)%
Gross margin	74.4%	73.7%	70	bps	69.4%	70.1%	(70)	bps
Operating income	204.3	198.8	2.8%	109.0	101.4	7.5%
Net income	143.6	131.4	9.3%	75.9	50.5	50.3%
Net income attributable to shareholders of the Company	139.7	130.6	7.0%	67.7	53.4	26.8%
Earnings per share attributable to shareholders of the Company
Basic	$1.44	$1.30	10.8%	$0.70	$0.52	34.6%
Diluted	$1.42	$1.29	10.1%	$0.69	$0.52	32.7%

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CAD $ millions	December 29, 2024	December 31, 2023	March 31, 2024
Financial Position:		Reclassified[1]	Reclassified[1]
Cash	285.2	154.3	144.9
Inventories	407.4	478.4	445.2
Total assets	1,724.2	1,601.9	1,481.6
Total non-current liabilities	748.3	724.3	725.2
Equity	509.4	400.9	423.5
1 The Company amended the existing accounting policies related to its presentation of liabilities in the statement of financial position as at April 1, 2024 and identified warranty provisions within non-current liabilities can no longer be classified as such. As a result, $23.3m and $23.0m for December 31, 2023 and March 31, 2024, respectively, was reclassified to current liabilities on the provisions line in the statement of financial position. See "Note 2. Material accounting policy information" in our Interim Financial Statements for more details on the reclassification.
FACTORS AFFECTING OUR PERFORMANCE
We believe that our performance depends on many factors, including those discussed below.
•Growth in our Direct to Consumer (“DTC”) Channel. We plan to continue executing our global strategy through retail and e-Commerce expansion, though the scale of such expansion may be delayed due to current global conditions. We continue to monitor these conditions and their potential impact on our ability to achieve positive DTC comparable sales growth1.
1DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
•Wholesale. We continue to streamline our wholesale partnerships as part of our global DTC strategy. We plan to increasingly control our distribution through progressively shifting sales from our wholesale channel to our DTC channel and this will impact the portion of revenue this channel represents in total revenue as well as year over year results from this channel.
•New Products. We intend to continue investing in design, innovation and the development and introduction of new products, including talent development, as well as expand offerings in our existing product categories, across styles, uses, and climates that have varying margin profiles. This includes the launch of our Creative Director’s inaugural capsule, reintroducing our Snow Goose label. As our product mix evolves, our gross margin has been and may continue to be unfavourably impacted by a lower proportion of down-filled outerwear sales, currently our highest margin products.
•Brand and Marketing. We have made significant marketing investments to enhance our brand and attract new customers. We expect to continue to make significant marketing investments to promote our current products to new customers and new products to current and new customers, including through our e-Commerce platforms and retail store presence. Such marketing investments can be expensive and may not result in increased sales and may unfavourably impact operating margin.

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•Macroeconomic Conditions. We are subject to risks and exposures from the evolving macroeconomic environment, including supply chain disruptions, economic uncertainty, customer budgetary constraints, the imposition of tariffs or trade restrictions, inflation, and resulting fears of potential economic slowdowns or recessions, all of which may negatively impact consumer demand for our products. We continuously monitor the direct and indirect impacts of these circumstances on our business and financial results.
•Seasonality. We experience seasonal fluctuations in our revenue and operating results and have historically realized a significant portion of our annual wholesale revenue during our second and third fiscal quarters, and our annual DTC revenue in our third and fourth fiscal quarters. We generated 78.1% and 78.9% of our annual wholesale revenue in the combined second and third fiscal quarters of fiscal 2024 and fiscal 2023, respectively. Additionally, we generated 82.6% and 83.9% of our annual DTC revenue in the combined third and fourth fiscal quarters of fiscal 2024 and fiscal 2023, respectively. Because of seasonal fluctuations in revenue and fixed costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, we typically experience negative and substantially reduced net income and adjusted EBIT1 in the first and fourth quarters, respectively. As a result of our seasonality, changes that impact gross margin and adjusted EBIT1, among others can have a disproportionate impact on the quarterly results when they are recorded in our off-peak revenue periods. Business performance can also be impacted by the timing and intensity of cold weather, which may affect purchasing behaviour, including causing earlier or later purchases relative to prior periods, especially in our DTC channel.
1    Adjusted EBIT is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Working capital requirements typically increase as inventory builds. We finance these needs through a combination of cash on hand and borrowings on our revolving credit facility, the Mainland China credit facilities, and the Japan credit facility. Historically, cash flows from operations have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.
•Global Climate Trends. A portion of our business is dependent on cold-weather seasons and patterns to generate consumer demand for our products. Consumer demand for our products may be negatively affected to the extent global climate patterns trend warmer, reducing typical patterns of cold-weather events or increasing weather volatility.
•Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. In fiscal years 2024 and 2023, we generated 70.5% and 70.1%, respectively, of our revenue in currencies other than Canadian dollars.
Refer to “Quantitative and Qualitative Disclosures about Market Risk - Foreign exchange risk” in the MD&A below for more details on foreign exchange.
•Global Social, Economic and Political Events and Other Disruptions. We are conscious of risks related to social, economic, and political instability, including geopolitical tensions, regulatory matters, market volatility, risks related to the international trade and tax environment (including tariffs, quotas and custom and other restrictions), and social unrest,

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each of which may be affecting consumer spending, international travel, credit markets, logistics, and foreign exchange in certain countries and travel corridors.
We remain concerned about the conflicts in Ukraine and the Middle East and continue to suspend all wholesale and e-Commerce sales to Russia. We continue to monitor these ongoing conflicts and their impacts on human life.
We have been, and may in the future be, impacted by widespread protests and other disruptions. To the extent that such disruptions persist, we expect that operations and traffic at our retail stores may be impacted.
SEGMENTS
Our reporting segments align with our sales channels: DTC, Wholesale, and Other. We measure each reportable operating segment’s performance based on revenue and operating income.
Our DTC segment includes sales to customers through our directly operated retail stores and our e-Commerce website available across numerous markets, which includes the newly launched recommerce platform Canada Goose Generations, currently available in the United States and Canada.
Through our Wholesale segment, we sell to a mix of retailers and international distributors, who are partners that have partial or full exclusive territory rights to sell our products to a particular market through their own DTC channels or local wholesalers. The Wholesale segment includes the introduction of travel retail within the second quarter of fiscal 2024.
The Other segment comprises sales and costs not directly allocated to the DTC or Wholesale segments, such as sales to employees, friends and family sales, certain SG&A expenses, and results from the acquisition of the Paola Confectii knitwear manufacturing business.
During fiscal 2024, the performance measure for our Other segment was revised to exclude corporate general and administrative expenses; these expenses are now presented as a reconciling item to the Company’s consolidated operating income. This change in segment reporting was made to improve the understanding of financial performance in the Other segment.
Corporate expenses comprise costs that do not occur through the DTC, Wholesale, or Other segments, including the cost of marketing expenditures to build brand awareness across all segments, management overhead costs in support of manufacturing operations, other corporate costs, and foreign exchange gains and losses not specifically associated with segment operations.

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As at December 29, 2024, our DTC segment by geography included the following directly operated permanent retail stores:

		Fiscal 2025
	March 31, 2024	Q1 Additions	Q2 Additions	Q3 Additions	December 29, 2024
Canada	9	—	1	—	10
United States	16	—	—	—	16
North America	25	—	1	—	26
Greater China[1]	26	—	2	—	28
Asia Pacific (excluding Greater China1)	8	—	—	2	10
Asia Pacific	34	—	2	2	38
EMEA[2]	9	—	1	—	10
Total permanent stores	68	—	4	2	74

		Fiscal 2024
	April 2, 2023	Q1 Additions	Q2 Additions	Q3 Additions	Q4 Additions	March 31, 2024
Canada	9	—	—	—	—	9
United States	8	2	3	2	1	16
North America	17	2	3	2	1	25
Greater China[1]	23	—	2	—	1	26
Asia Pacific (excluding Greater China1)	3	—	3	1	1	8
Asia Pacific	26	—	5	1	2	34
EMEA[2]	8	1	—	—	—	9
Total permanent stores	51	3	8	3	3	68
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.

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RESULTS OF OPERATIONS
For the third quarter ended December 29, 2024 compared to the third quarter ended December 31, 2023
The following table summarizes results of operations and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages.

CAD $ millions (except share and per share data)	Third quarter ended		$ Change	% Change
	December 29, 2024	December 31, 2023
Revenue	607.9	609.9	(2.0)	(0.3)%
Cost of sales	155.9	160.2	4.3	2.7%
Gross profit	452.0	449.7	2.3	0.5%
Gross margin	74.4%	73.7%		70	bps
SG&A expenses	247.7	250.9	3.2	1.3%
SG&A expenses as % of revenue	40.7%	41.1%		40	bps
Operating income	204.3	198.8	5.5	2.8%
Operating margin	33.6%	32.6%		100	bps
Net interest, finance and other costs	14.3	14.8	0.5	3.4%
Income before income taxes	190.0	184.0	6.0	3.3%
Income tax expense	46.4	52.6	6.2	11.8%
Effective tax rate	24.4%	28.6%		420	bps
Net income	143.6	131.4	12.2	9.3%
Net income attributable to non-controlling interest	3.9	0.8	3.1	387.5%
Net income attributable to shareholders of the Company	139.7	130.6	9.1	7.0%
Weighted average number of shares outstanding
Basic	96,798,985	100,253,473
Diluted	98,172,212	101,308,836
Earnings per share attributable to shareholders of the Company
Basic	$1.44	$1.30	0.14	10.8%
Diluted	$1.42	$1.29	0.13	10.1%

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Revenue

	Third quarter ended		$ Change			% Change
CAD $ millions	December 29, 2024	December 31, 2023	As reported	Foreign exchange impact	In constant currency[1]	As reported	In constant currency[1]
DTC	517.8	514.0	3.8	(11.1)	(7.3)	0.7%	(1.4)%
Wholesale	75.7	81.8	(6.1)	(0.5)	(6.6)	(7.5)%	(8.1)%
Other	14.4	14.1	0.3	(0.1)	0.2	2.1%	1.4%
Total revenue	607.9	609.9	(2.0)	(11.7)	(13.7)	(0.3)%	(2.2)%
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue by geography

	Third quarter ended		$ Change			% Change
CAD $ millions	December 29, 2024	December 31, 2023	As reported	Foreign exchange impact	In constant currency[3]	As reported	In constant currency[3]
Canada	91.1	94.9	(3.8)	—	(3.8)	(4.0)%	(4.0)%
United States	161.5	157.5	4.0	(4.5)	(0.5)	2.5%	(0.3)%
North America	252.6	252.4	0.2	(4.5)	(4.3)	0.1%	(1.7)%
Greater China[1]	219.6	230.5	(10.9)	(6.7)	(17.6)	(4.7)%	(7.6)%
Asia Pacific (excluding Greater China1)	50.9	40.2	10.7	0.7	11.4	26.6%	28.4%
Asia Pacific	270.5	270.7	(0.2)	(6.0)	(6.2)	(0.1)%	(2.3)%
EMEA[2]	84.8	86.8	(2.0)	(1.2)	(3.2)	(2.3)%	(3.7)%
Total revenue	607.9	609.9	(2.0)	(11.7)	(13.7)	(0.3)%	(2.2)%
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.
3Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue for the third quarter ended December 29, 2024 was $607.9m, a decrease of $2.0m or 0.3%, from $609.9m for the third quarter ended December 31, 2023. On a constant currency1 basis, revenue decreased by 2.2% for the third quarter ended December 29, 2024 compared to the third quarter ended December 31, 2023, reflecting the strengthening of the U.S. dollar and the Chinese yuan relative to the Canadian dollar in the current quarter.
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue generated from our DTC and Wholesale segments represented 85.2% and 12.5%, respectively, of total revenue for the third quarter ended December 29, 2024 compared to 84.3% and 13.4%, respectively, for the third quarter ended December 31, 2023.

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Within our product categories, apparel, and everyday grew compared to the third quarter ended December 31, 2023 and expanded their share of revenue and units within the overall mix. Down-filled outerwear declined across all geographies except Asia Pacific excluding Greater China.
DTC
Revenue from our DTC segment was $517.8m for the third quarter ended December 29, 2024 compared to $514.0m for the third quarter ended December 31, 2023. The increase of $3.8m or 0.7% was driven by the following factors:
•Revenue growth was due to retail expansion with two new directly operated permanent stores during the third quarter of fiscal 2025, and six new directly operated permanent store openings in the prior year running for the full quarter in fiscal 2025.
•DTC comparable sales decline1 of 6.2%, which included positive DTC comparable sales growth in North America.
•Lower conversion with flat traffic in e-Commerce sessions compared to the third quarter ended December 31, 2023.
•Regional highlights included the following:
◦North America experienced positive revenue growth within the retail channel, which was further supported by revenue growth in the e-Commerce channel in the United States. Partially offsetting these results were declines in e-Commerce in Canada.
◦Asia Pacific experienced mixed results with a decline in stores and e-Commerce revenue in Greater China, partially offset by positive store and e-Commerce revenue growth in Asia Pacific excluding Greater China.
◦EMEA had unfavourable results within the DTC segment across the region.
1DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Revenue from our Wholesale segment was $75.7m for the third quarter ended December 29, 2024 compared to $81.8m for the third quarter ended December 31, 2023. The decrease of $6.1m or 7.5% was due to a lower planned order book, particularly in the United States.
Other
Revenue from our Other segment was $14.4m, for the third quarter ended December 29, 2024, and increased compared to $14.1m for the third quarter ended December 31, 2023. The increase of $0.3m was attributable to more friends and family events, consistent with our exit inventory strategy of management of slow moving inventory, revenue contribution from Paola Confectii, partially offset by lower product sales to employees.

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Gross Profit

	Third quarter ended
	December 29, 2024		December 31, 2023
CAD $ millions	Reported	Gross margin	Reported	Gross margin	$ Change	Change in bps
Gross profit	452.0	74.4%	449.7	73.7%	2.3	70	bps
Gross profit and gross margin for the third quarter ended December 29, 2024 were $452.0m and 74.4%, respectively, compared to $449.7m and 73.7%, respectively, for the third quarter ended December 31, 2023. The increase in gross profit of $2.3m was attributable to higher revenue and gross margin expansion. Gross margin in the current quarter was favourably impacted by pricing, lower inventory provisioning, and channel mix due to a higher proportion of DTC revenue. Partially offsetting these results was product mix with continued execution of our outerwear strategy. Further, there were increased duty costs driven by higher product costs on imports into the United Kingdom in EMEA.
SG&A Expenses

	Third quarter ended
	December 29, 2024		December 31, 2023
CAD $ millions	Reported	% of revenue	Reported	% of revenue	$ Change	% Change
SG&A expenses	247.7	40.7%	250.9	41.1%	3.2	40	bps
SG&A expenses were $247.7m for the third quarter ended December 29, 2024 compared to $250.9m for the third quarter ended December 31, 2023. SG&A expenses as a percentage of revenue decreased by 40 bps to 40.7% in the third quarter ended December 29, 2024, compared to 41.1% for the third quarter ended December 31, 2023 primarily due to the significant reduction of corporate expenses.
The decrease of $3.2m or 1.3% was attributable to:
•Lower corporate expenses of $5.6m, driven by:
◦$9.0m of favourable foreign exchange fluctuations and savings of $5.6m from consultancy fees related to the Transformation Program which did not recur.
◦Partially offsetting this were increased corporate expenses attributable to:
▪$4.0m from the timing of investment in marketing, which occurred later in fiscal 2025 than in fiscal 2024, mainly due to the launch of Snow Goose by Haider Ackermann’s first capsule collection in the third quarter of fiscal 2025, as well as $1.9m incurred for other promotional events.
▪$3.4m of higher personnel costs primarily attributable to planned variable compensation which was not recognized in the comparative quarter of fiscal 2024. Excluding incentive compensation, personnel costs were lower due to the reduction in corporate personnel that took place in fiscal 2024.

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•This was offset by an increase of $2.4m in costs related to our operating segments, driven by:
◦$1.8m increase in costs attributable to the continued retail expansion from new stores and prior year store openings running for the full quarter in fiscal 2025. The increase in costs primarily comprises personnel costs, as well as freight and warehouse costs. This increase was partially offset by a decline in costs from variable rent in Asia Pacific and Canada due to lower revenue from the comparative quarter.
Operating Income and Operating Margin

	Third quarter ended
	December 29, 2024		December 31, 2023
CAD $ millions	Reported	Operating margin	Reported	Operating margin	$ Change	Change in bps
			Reclassified	Reclassified
DTC	287.9	55.6%	283.4	55.1%	4.5	50	bps
Wholesale	25.4	33.6%	29.5	36.1%	(4.1)	(250)	bps
Other	1.2	8.3%	1.6	11.3%	(0.4)	(300)	bps
Total segment operating income[1]	314.5		314.5		—

	Third quarter ended
	December 29, 2024		December 31, 2023
CAD $ millions	Reported	Operating margin	Reported	Operating margin	$ Change	Change in bps
Total segment operating income[1]	314.5		314.5		—
Corporate expenses	(110.2)		(115.7)		5.5
Total operating income	204.3	33.6%	198.8	32.6%	5.5	100	bps
1Total segment operating income is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Operating income and operating margin were $204.3m and 33.6% for the third quarter ended December 29, 2024 compared to $198.8m and 32.6% for the third quarter ended December 31, 2023. The increase in operating income of $5.5m was attributable to higher gross profit as noted above and lower SG&A costs. The increase in operating margin of 100 bps was attributable to gross margin expansion in the DTC segment despite slightly lower revenue and a reduction of corporate expenses.
DTC
DTC segment operating income and operating margin were $287.9m and 55.6% for the third quarter ended December 29, 2024 compared to $283.4m and 55.1% for the third quarter ended December 31, 2023. The increase in operating income of $4.5m was attributable to improved revenue and gross profit, partially offset by higher operating costs associated with the expansion of the retail network.

Canada Goose Holdings Inc.	Page 13 of 40

The increase in operating margin of 50 bps was attributable to:
•Gross margin - favourably increased by 70 bps to 79.2% in the third quarter ended December 29, 2024, compared to 78.5% for the third quarter ended December 31, 2023. The increase in gross margin was mainly driven by pricing and lower inventory provisioning. Partially offsetting these results were higher duty costs driven by higher product costs on imports into the United Kingdom in EMEA and unfavourable product mix.
•SG&A expenses as a percentage of revenue - unfavourably increased by (20) bps to 23.6% for the third quarter ended December 29, 2024, compared to 23.4% for the third quarter ended December 31, 2023. Despite the increase in revenue, the segment experienced a DTC comparable sales decline1 which negatively impacted our operating leverage with higher costs from our expanded retail network.
1DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Wholesale segment operating income and operating margin were $25.4m and 33.6% for the third quarter ended December 29, 2024 compared to $29.5m and 36.1% for the third quarter ended December 31, 2023. The decrease in operating income of $4.1m was attributable to lower gross profit, driven by a decline in revenue from the continued streamlining of the Wholesale segment.
The decrease in operating margin of (250) bps was attributable to:
•Gross margin - unfavourably decreased by (270) bps to 50.7% in the third quarter ended December 29, 2024, compared to 53.4% for the third quarter ended December 31, 2023. The decrease in gross margin was mainly driven by product mix, higher duty costs driven by higher product costs on imports into the United Kingdom in EMEA and unfavourable channel mix with a higher proportion of revenue through the distributor channel. Partially offsetting these results were increases in pricing and lower inventory provisioning.
•SG&A expenses as a percentage of revenue - favourably decreased by 20 bps to 17.2% for the third quarter ended December 29, 2024, compared to 17.4% for the third quarter ended December 31, 2023. The decrease was primarily attributable to the rate at which SG&A expenses declined, driven by lower personnel costs, commissions, and other operating costs, outpaced the rate of decline in segment revenue from the lower planned order book.
Other
Other segment operating income was $1.2m for the third quarter ended December 29, 2024 compared to other segment operating income of $1.6m for the third quarter ended December 31, 2023. The decrease in operating income of $0.4m was attributable to lower revenue and gross profit attributable to product sales to employees, partially offset by higher revenue and gross profit from friends and family events related to advancing our exit inventory strategy.

Canada Goose Holdings Inc.	Page 14 of 40

Net Interest, Finance and Other Costs

	Third quarter ended
	December 29, 2024	December 31, 2023
CAD $ millions	Reported	Reported	$ Change	% Change
Net interest, finance and other costs	14.3	14.8	0.5	3.4%
Net interest, finance and other costs were $14.3m for the third quarter ended December 29, 2024 compared to $14.8m for the third quarter ended December 31, 2023. The decrease of $0.5m was the result of the increase in net gain of $3.6m on the fair value remeasurement of the put option (liability decrease of $6.8m, excluding translation losses of $2.6m) and contingent consideration (liability decrease of $nil, excluding translation losses of $0.6m) related to the Company’s joint venture with Sazaby League (“Japan Joint Venture”). The change in fair value of the put option liability was driven by progression through the 10-year term, whereas the change in fair value of the contingent consideration was driven by the extension in term. During the first quarter ended June 30, 2024, the Company and Sazaby League amended the agreement to extend the period by which the deferred contingent consideration is payable if an agreed cumulative adjusted EBIT target is not reached through the period ended June 30, 2026 to April 2, 2028. The decrease was also driven by lower interest charges of $0.9m on the revolving facility due to lower gross borrowings during the period from the comparative quarter. The decrease was partially offset by unfavourable foreign exchange fluctuations related to the term loan facility, which is denominated in USD, net of hedging impacts, of $4.3m.
Income Taxes

	Third quarter ended
	December 29, 2024		December 31, 2023
CAD $ millions	Reported	Effective tax rate	Reported	Effective tax rate	$ Change	Change in bps
Income tax expense	46.4	24.4%	52.6	28.6%	6.2	420	bps
Income tax expense was $46.4m for the third quarter ended December 29, 2024 compared to $52.6m for the third quarter ended December 31, 2023. For the third quarter ended December 29, 2024, the effective and statutory tax rates were 24.4% and 25.5%, respectively, compared to 28.6% and 25.5% for the third quarter ended December 31, 2023, respectively. Given our global operations, the quarter to date effective tax rate is largely impacted by our profit or loss in taxable jurisdictions relative to the applicable tax and by the fair value remeasurement of the put option liability related to the Japan Joint Venture.
Net Income
Net income for the third quarter ended December 29, 2024 was $143.6m compared to $131.4m for the third quarter ended December 31, 2023, driven by the factors described above.

Canada Goose Holdings Inc.	Page 15 of 40

RESULTS OF OPERATIONS
For the three quarters ended December 29, 2024 compared to the three quarters ended December 31, 2023
The following table summarizes results of operations and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages.

CAD $ millions (except share and per share data)	Three quarters ended		$ Change	% Change
	December 29, 2024	December 31, 2023
Revenue	963.8	975.8	(12.0)	(1.2)%
Cost of sales	295.1	291.4	(3.7)	(1.3)%
Gross profit	668.7	684.4	(15.7)	(2.3)%
Gross margin	69.4%	70.1%		(70)	bps
SG&A expenses	559.7	583.0	23.3	4.0%
SG&A expenses as % of revenue	58.1%	59.7%		160	bps
Operating income	109.0	101.4	7.6	7.5%
Operating margin	11.3%	10.4%		90	bps
Net interest, finance and other costs	26.0	42.9	16.9	39.4%
Income before income taxes	83.0	58.5	24.5	41.9%
Income tax expense	7.1	8.0	0.9	11.3%
Effective tax rate	8.6%	13.7%		510	bps
Net income	75.9	50.5	25.4	50.3%
Net income (loss) attributable to non-controlling interest	8.2	(2.9)	11.1	382.8%
Net income attributable to shareholders of the Company	67.7	53.4	14.3	26.8%
Weighted average number of shares outstanding
Basic	96,714,942	102,144,232
Diluted	98,033,979	103,125,365
Earnings per share attributable to shareholders of the Company
Basic	$0.70	$0.52	0.18	34.6%
Diluted	$0.69	$0.52	0.17	32.7%

Canada Goose Holdings Inc.	Page 16 of 40

Revenue

	Three quarters ended		$ Change			% Change
CAD $ millions	December 29, 2024	December 31, 2023	As reported	Foreign exchange impact	In constant currency[1]	As reported	In constant currency[1]
DTC	684.8	679.2	5.6	(12.6)	(7.0)	0.8%	(1.0)%
Wholesale	229.0	270.9	(41.9)	(3.9)	(45.8)	(15.5)%	(16.9)%
Other	50.0	25.7	24.3	(0.1)	24.2	94.6%	94.2%
Total revenue	963.8	975.8	(12.0)	(16.6)	(28.6)	(1.2)%	(2.9)%
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue by geography

	Three quarters ended		$ Change			% Change
CAD $ millions	December 29, 2024	December 31, 2023	As reported	Foreign exchange impact	In constant currency[3]	As reported	In constant currency[3]
Canada	170.7	176.3	(5.6)	(0.1)	(5.7)	(3.2)%	(3.2)%
United States	243.4	241.8	1.6	(5.3)	(3.7)	0.7%	(1.5)%
North America	414.1	418.1	(4.0)	(5.4)	(9.4)	(1.0)%	(2.2)%
Greater China[1]	287.9	293.9	(6.0)	(7.2)	(13.2)	(2.0)%	(4.5)%
Asia Pacific (excluding Greater China1)	79.5	65.1	14.4	0.6	15.0	22.1%	23.0%
Asia Pacific	367.4	359.0	8.4	(6.6)	1.8	2.3%	0.5%
EMEA[2]	182.3	198.7	(16.4)	(4.6)	(21.0)	(8.3)%	(10.6)%
Total revenue	963.8	975.8	(12.0)	(16.6)	(28.6)	(1.2)%	(2.9)%
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.
3Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue for the three quarters ended December 29, 2024 was $963.8m, a decrease of $12.0m or 1.2% from $975.8m for the three quarters ended December 31, 2023. On a constant currency1 basis, revenue decreased by 2.9% for the three quarters ended December 29, 2024 compared to the three quarters ended December 31, 2023, reflecting the strength of the United States dollar, euro and Chinese yuan relative to the Canadian dollar in the current period.
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue generated from our DTC and Wholesale segments represented 71.1% and 23.8%, respectively, of total revenue, for the three quarters ended December 29, 2024 compared to 69.6% and 27.8%, respectively, for the three quarters ended December 31, 2023.
Within our product categories, apparel and everyday product lines grew compared to the three quarters ended December 31, 2023 and expanded their share of revenue and units sold within the overall mix across geographies except Canada, where everyday was flat. Down-filled outerwear declined across all geographies except Asia Pacific excluding Greater China.

Canada Goose Holdings Inc.	Page 17 of 40

DTC
Revenue from our DTC segment for the three quarters ended December 29, 2024 was $684.8m compared to $679.2m for the three quarters ended December 31, 2023. The increase of $5.6m or 0.8% was attributable largely to:
•Retail expansion with four new directly operated permanent stores, two temporary stores converted to permanent during the first three quarters of fiscal 2025, and six new directly operated permanent store openings in the prior year running for the first three quarters of fiscal 2025.
•E-Commerce expansion with the Company’s launch on Douyin in Asia Pacific.
•Traffic increased from the comparative year while conversion decreased across all geographies.
•Partially offsetting these results was DTC comparable sales decline1 of 7.2%. DTC comparable sales decline1 was experienced in Asia Pacific and EMEA. North America experienced positive DTC comparable sales growth for stores, which was partially offset by declines in the e-Commerce channel in the region.
•Regional highlights included the following:
◦North America experienced significant revenue growth through both the store and e-Commerce channels, primarily from performance in the United States.
◦Asia Pacific and EMEA experienced mixed results as Greater China and EMEA experienced a decrease in revenue within both stores and e-Commerce channels, whereas Asia Pacific excluding Greater China yielded strong growth in store revenue.
1DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Revenue from our Wholesale segment for the three quarters ended December 29, 2024 was $229.0m compared to $270.9m for the three quarters ended December 31, 2023. The decrease of $41.9m or 15.5% was due to a lower planned order book particularly in the United States and EMEA.
Other
Revenue from our Other segment for the three quarters ended December 29, 2024 was $50.0m compared to $25.7m for the three quarters ended December 31, 2023. The increase of $24.3m or 94.6% was attributable to friends and family events related to advancing our exit inventory strategy and revenue contribution from Paola Confectii.

Canada Goose Holdings Inc.	Page 18 of 40

Gross Profit

	Three quarters ended
	December 29, 2024		December 31, 2023
CAD $ millions	Reported	Gross margin	Reported	Gross margin	$ Change	Change in bps
Gross profit	668.7	69.4%	684.4	70.1%	(15.7)	(70)	bps
Gross profit and gross margin for the three quarters ended December 29, 2024 were $668.7m and 69.4%, respectively, compared to $684.4m and 70.1%, respectively, for the three quarters ended December 31, 2023. The decrease in gross profit of $15.7m was attributable to lower revenue as noted above and margin compression. Gross margin in the current period has been unfavourably impacted by product mix, higher duty costs driven by higher product costs on imports into the United Kingdom in EMEA, higher product costs and channel mix. Partially offsetting these results was favourability in pricing and lower inventory provisioning.
SG&A Expenses

	Three quarters ended
	December 29, 2024		December 31, 2023
CAD $ millions	Reported	% of revenue	Reported	% of revenue	$ Change	% Change
SG&A expenses	559.7	58.1%	583.0	59.7%	23.3	160	bps
SG&A expenses were $559.7m for the three quarters ended December 29, 2024 compared to $583.0m for the three quarters ended December 31, 2023. SG&A expenses as a percentage of revenue decreased by 160 bps to 58.1% in the three quarters ended December 29, 2024, compared to 59.7% for the three quarters ended December 31, 2023 primarily due to the significant reduction of corporate expenses.
The decrease of $23.3m or 4.0% was attributable to:
•A decrease of $42.0m in costs related to corporate expenses, driven by:
◦$26.6m of costs that were incurred in the comparative period related to the Transformation Program, comprising consultancy fees and corporate restructuring costs which did not recur;
◦$7.4m of lower personnel costs, net of planned variable compensation in the current year, primarily attributable to the reduction in corporate personnel that took place in the prior year; and
◦$5.6m of favourable foreign exchange fluctuations.

Canada Goose Holdings Inc.	Page 19 of 40

•An increase of $18.7m in costs related to our operating segments, driven by:
◦$13.2m increase in costs attributable to the continued retail expansion from new stores and prior year store openings which ran for the full quarter in fiscal 2025. The increase in costs primarily comprises personnel costs, freight and warehouse costs, as well as depreciation and amortization from retail stores. Additionally, there was incremental investment in store development in line with our focus on retail execution; and
◦Increased technology costs primarily for licenses and fees related to the e-Commerce infrastructure.
Operating Income and Operating Margin

	Three quarters ended
	December 29, 2024		December 31, 2023
CAD $ millions	Reported	Operating margin	Reported	Operating margin	$ Change	Change in bps
			Reclassified	Reclassified
DTC	270.4	39.5%	282.3	41.6%	(11.9)	(210)	bps
Wholesale	83.7	36.6%	110.2	40.7%	(26.5)	(410)	bps
Other	8.1	16.2%	4.1	16.0%	4.0	20	bps
Total segment operating income[1]	362.2		396.6		(34.4)

	Three quarters ended
	December 29, 2024		December 31, 2023
CAD $ millions	Reported	Operating margin	Reported	Operating margin	$ Change	Change in bps
Total segment operating income[1]	362.2		396.6		(34.4)
Corporate expenses	(253.2)		(295.2)		42.0
Total operating income	109.0	11.3%	101.4	10.4%	7.6	90	bps
1Total segment operating income is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Operating income and operating margin were $109.0m and 11.3% for the three quarters ended December 29, 2024 compared to $101.4m and 10.4% for the three quarters ended December 31, 2023. The increase in operating income of $7.6m was attributable to lower SG&A costs, partially offset by lower gross profit as noted above. The increase in operating margin of 90 bps was attributable to lower SG&A costs noted above, partially offset by gross margin compression.
DTC
DTC segment operating income and operating margin were $270.4m and 39.5% for the three quarters ended December 29, 2024 compared to $282.3m and 41.6% for the three quarters ended December 31, 2023. The decrease in operating income of $11.9m was attributable to higher operating costs associated with the expansion of the retail network, partially offset by higher gross profit.

Canada Goose Holdings Inc.	Page 20 of 40

The decrease in operating margin of (210) bps was attributable to:
•Gross margin - favourably increased by 20 bps to 77.9% in the three quarters ended December 29, 2024, compared to 77.7% for the three quarters ended December 31, 2023. The increase in gross margin was mainly driven by pricing and lower inventory provisioning, partially offset by unfavourable product mix and higher duty costs driven by higher product costs on imports into the United Kingdom in EMEA.
•SG&A expenses as a percentage of revenue - unfavourably increased by (230) bps to 38.5% for the three quarters ended December 29, 2024, compared to 36.2% for the three quarters ended December 31, 2023. Despite the increase in revenue, the segment experienced a DTC comparable sales decline1 which negatively impacted our operating leverage with higher costs from our expanded retail network.
1DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Wholesale segment operating income and operating margin were $83.7m and 36.6% for the three quarters ended December 29, 2024 compared to $110.2m and 40.7% for the three quarters ended December 31, 2023. The decrease in operating income of $26.5m was attributable to lower gross profit, driven by a decline in revenue from continued streamlining of the Wholesale segment, partially offset by lower SG&A expenses.
The decrease in operating margin of (410) bps was attributable to:
•Gross margin - unfavourably decreased by (350) bps to 51.9% in the three quarters ended December 29, 2024, compared to 55.4% for the three quarters ended December 31, 2023. The decrease in gross margin was driven by product mix, higher product costs, and higher duty costs driven by higher product costs on imports into the United Kingdom in EMEA. Partially offsetting this unfavourability was higher pricing, lower inventory provisioning, and favourable channel mix.
•SG&A expenses as a percentage of revenue - unfavourably increased by (60) bps to 15.4% for the three quarters ended December 29, 2024, compared to 14.8% for the three quarters ended December 31, 2023. The increase was primarily attributable to the decline in segment revenue from the lower planned order book that outpaced the reduction of SG&A expenses, driven by warehouse and freight costs, as well as consulting fees.
Other
Other segment operating income was $8.1m for the three quarters ended December 29, 2024 compared to $4.1m for the three quarters ended December 31, 2023. The increase in operating income of $4.0m was primarily attributable to higher revenue and gross profit attributable to friends and family events related to advancing our exit inventory strategy.

Canada Goose Holdings Inc.	Page 21 of 40

Net Interest, Finance and Other Costs

	Three quarters ended
	December 29, 2024	December 31, 2023
CAD $ millions	Reported	Reported	$ Change	% Change
Net interest, finance and other costs	26.0	42.9	16.9	39.4%
Net interest, finance and other costs were $26.0m for the three quarters ended December 29, 2024 compared to $42.9m for the three quarters ended December 31, 2023. The decrease of $16.9m was driven by the increase in net gain of $22.3m on the fair value remeasurement of the put option (liability decrease of $11.3m, excluding translation gains of $2.8m) and contingent consideration (liability decrease of $7.1m, excluding translation gains of $1.1m) related to the Japan Joint Venture. The change in fair value of the put option liability was driven by progression through the 10-year term, whereas the change in fair value of the contingent consideration was driven by the extension in term. The decrease was partially offset by unfavourable foreign exchange fluctuations related to the term loan facility which is denominated in USD, net of hedging impacts, of $5.6m.
Income Taxes

	Three quarters ended
	December 29, 2024		December 31, 2023
CAD $ millions	Reported	Effective tax rate	Reported	Effective tax rate	$ Change	Change in bps
Income tax expense	7.1	8.6%	8.0	13.7%	0.9	510	bps
Income tax expense was $7.1m for the three quarters ended December 29, 2024 compared to $8.0m for the three quarters ended December 31, 2023. For the three quarters ended December 29, 2024, the effective and statutory tax rates were 8.6% and 25.5%, respectively, compared to 13.7% and 25.3% for the three quarters ended December 31, 2023, respectively. Given our global operations, the effective tax rate is largely impacted by our profit or loss in taxable jurisdictions relative to the applicable tax rates and by the fair value remeasurement of the put option liability related to the Japan Joint Venture.
Net Income
Net income for the three quarters ended December 29, 2024 was $75.9m compared to $50.5m for the three quarters ended December 31, 2023, driven by the factors described above.

Canada Goose Holdings Inc.	Page 22 of 40

Quarterly Financial Information
The following is a summary of selected consolidated financial information for each of the eight most recently completed quarters:

CAD $ millions (except per share data)	Revenue				% of fiscal year revenue	Net income (loss) attributable to shareholders of the Company	Earnings (loss) per share attributable to shareholders of the Company		Operating income (loss)	Adjusted EBIT[1]	Adjusted net income (loss) per diluted share attributable to shareholders of the Company[1] (restated)
	DTC	Wholesale	Other	Total			Basic	Diluted
Fiscal 2025
Third Quarter	517.8	75.7	14.4	607.9	—%	139.7	$1.44	$1.42	204.3	205.2	$1.51
Second Quarter	103.9	137.3	26.6	267.8	—%	5.4	$0.06	$0.06	1.6	2.5	$0.05
First Quarter	63.1	16.0	9.0	88.1	—%	(77.4)	$(0.80)	$(0.80)	(96.9)	(96.0)	$(0.79)
Fiscal 2024
Fourth Quarter	271.5	41.4	45.1	358.0	26.8%	5.0	$0.05	$0.05	23.1	40.1	$0.19
Third Quarter	514.0	81.8	14.1	609.9	45.7%	130.6	$1.30	$1.29	198.8	207.2	$1.37
Second Quarter	109.4	162.0	9.7	281.1	21.1%	3.9	$0.04	$0.04	2.3	15.6	$0.16
First Quarter	55.8	27.1	1.9	84.8	6.4%	(81.1)	$(0.78)	$(0.78)	(99.7)	(91.1)	$(0.70)
Fiscal 2023
Fourth Quarter	227.5	45.5	20.2	293.2	24.1%	(3.1)	$(0.03)	$(0.03)	17.6	26.6	$0.13
1Adjusted EBIT and adjusted net income (loss) attributable to shareholders of the Company are non-IFRS financial measures, and adjusted net income (loss) per diluted share attributable to shareholders of the Company is a non-IFRS ratio. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures and ratio, and a reconciliation of the non-IFRS financial measures to the nearest IFRS Accounting Standards measure.
Revenue is highest in our Wholesale segment in our second and third quarters as we fulfill wholesale customer orders in time for their Fall and Winter retail seasons, and, in our DTC segment, in the third and fourth quarters. Our net income is typically negative in the first quarter and negative or reduced in the fourth quarter as we invest ahead of our peak season. As part of our global DTC strategy, we have been streamlining our wholesale partnerships and shifting sales to our DTC channel. We expect that the portion of revenue in our Wholesale segment will represent a smaller proportion of total revenue as we execute our DTC strategy.
Revenue
Over the last eight quarters, revenue has been impacted by the following:
•timing of store openings;
•launch and expansion of international e-Commerce sites;
•streamlining of wholesale partnerships, resulting in a lower order book;
•timing and extent of SG&A, including demand generation activities;
•increased manufacturing flexibility with higher in-house production, which has an impact on the timing of wholesale order shipments and customer demand;

Canada Goose Holdings Inc.	Page 23 of 40

•timing of end-consumer purchasing in the DTC segment and the availability of new products;
•successful execution of global pricing strategy;
•shift in mix of revenue from Wholesale to DTC, which has impacted the seasonality of our financial performance;
•shift in geographic mix of sales to increase sales outside of Canada, where average unit retail pricing is generally higher;
•fluctuation of foreign currencies relative to the Canadian dollar; and
•revenue generated from the acquisition of Paola Confectii on November 1, 2023.
Net Income (Loss)
Over the last eight quarters, net income (loss) has been affected by the following factors:
•impact of the items affecting revenue, as discussed above;
•growth of non down-filled outerwear revenue, resulting in a change in product mix;
•increase and timing of our investment in brand, marketing, and administrative support as well as increased investment in property, plant, and equipment and intangible assets to support growth initiatives;
•increase in fixed SG&A costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, resulting in net losses in our seasonally low-revenue first and fourth quarters, respectively;
•impact of foreign exchange;
•fluctuations in average cost of borrowings to address growing net working capital requirements and higher seasonal borrowings in the first and second quarters of each fiscal year to address the seasonal nature of revenue;
•pre-store opening costs incurred, timing of leases signed, and opening of stores;
•the nature and timing of transaction costs in connection with the Japan Joint Venture and amendments to long-term debt agreements;
•impact of fair value remeasurement of the put option and contingent consideration in connection with the Japan Joint Venture;
•the proportion of taxable income in non-Canadian jurisdictions and changes to rates and tax legislation in those jurisdictions;
•increased freight and duty costs, limitations on shipping and other disruptions in the transportation and shipping infrastructure;
•increased product costs due to cost inflation and interest rate fluctuations;
•the repurchase of our subordinate voting shares pursuant to our normal course issuer bids;
•costs associated with the formation of the Japan Joint Venture on April 4, 2022 and the business combination resulting in the acquisition of Paola Confectii on November 1, 2023; and

Canada Goose Holdings Inc.	Page 24 of 40

•costs and expenses related to the continued implementation of our Transformation Program, including consulting fees and workforce reduction costs.
NON-IFRS FINANCIAL MEASURES AND OTHER SPECIFIED FINANCIAL MEASURES
The Company uses certain financial measures that are “non-IFRS financial measures”, including adjusted EBIT, adjusted EBITDA, adjusted net income attributable to the shareholders of the Company, constant currency revenue, total segment operating income, and net debt, certain financial measures that are “non-IFRS ratios”, including adjusted EBIT margin, adjusted net income per basic and diluted share attributable to shareholders of the Company and, net debt leverage, as well as DTC comparable sales (decline) growth which is a “supplementary financial measure”, in each case in this document and other documents. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, certain investors and analysts use this information to evaluate the Company’s operating and financial performance and its financial position. These financial measures are not defined under IFRS Accounting Standards, nor do they replace or supersede any standardized measure under IFRS Accounting Standards. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Third quarter ended		Three quarters ended
CAD $ millions (except per share data)	December 29, 2024	December 31, 2023	December 29, 2024	December 31, 2023
Adjusted EBIT	205.2	207.2	111.7	131.7
Adjusted EBIT margin	33.8%	34.0%	11.6%	13.5%
Adjusted EBITDA	237.7	239.4	209.1	222.9
Adjusted net income attributable to shareholders of the Company	148.3	138.6	77.4	81.7
Adjusted net income per basic share attributable to shareholders of the Company	$1.53	$1.38	$0.80	$0.80
Adjusted net income per diluted share attributable to shareholders of the Company	$1.51	$1.37	$0.79	$0.79

CAD $ millions	December 29, 2024	December 31, 2023	March 31, 2024
Net debt	(546.4)	(587.4)	(584.1)

Canada Goose Holdings Inc.	Page 25 of 40

Adjusted EBIT, adjusted EBIT margin, adjusted EBITDA, adjusted net income attributable to shareholders of the Company, and adjusted net income per basic and diluted share attributable to shareholders of the Company.
These measures exclude the impact of certain non-cash items and certain other adjustments related to events that are non-recurring or unusual in nature, that we believe are not otherwise reflective of our ongoing operations and/or that make comparisons of underlying financial performance between periods difficult. We use, and believe that certain investors and analysts use, this information to evaluate our core financial and operating performance for business planning purposes, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact the apparel industry.
Constant currency revenue
Constant currency revenue is calculated by translating the prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the current period exchange rates. We use, and believe that certain investors and analysts use, this information to assess how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations. See “Results of Operations - Revenue” for a reconciliation of reported revenue and revenue on a constant currency basis.
Net debt and net debt leverage
We define net debt as cash less total borrowings and lease liabilities, and net debt leverage as the ratio of net debt to adjusted EBITDA, measured on a spot basis. We use, and believe that certain investors and analysts use, these non-IFRS financial measures and ratios to determine the Company’s financial leverage and ability to meet its debt obligations. See “Liquidity and Capital Resources - Indebtedness” below for a table providing the calculation of net debt and discussion of net debt leverage.
DTC comparable sales (decline) growth
DTC comparable sales (decline) growth is a supplementary financial measure defined as a rate of growth/decline of sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period. The DTC comparable sales (decline) growth metric we report may not be equivalent to similarly titled metrics reported by other companies.
Total Segment Operating Income
Total segment operating income is a non-IFRS financial measure defined as revenue minus cost of goods sold and SG&A expenses directly related to the operating segment. The total segment operating income metric we report may not be equivalent to similarly titled metrics reported by other companies. See “Operating Income and Operating Margin” discussion above for reconciliation.

Canada Goose Holdings Inc.	Page 26 of 40

The tables below reconcile net income to adjusted EBIT, adjusted EBITDA, and adjusted net income attributable to shareholders of the Company for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

	Third quarter ended		Three quarters ended
CAD $ millions	December 29, 2024	December 31, 2023	December 29, 2024	December 31, 2023
Net income	143.6	131.4	75.9	50.5
Add (deduct) the impact of:
Income tax expense	46.4	52.6	7.1	8.0
Net interest, finance and other costs	14.3	14.8	26.0	42.9
Operating income	204.3	198.8	109.0	101.4
Head office transition costs (a)	—	—	—	0.8
Japan Joint Venture costs (c)	—	2.3	—	2.4
Transformation Program costs (e)	—	5.6	—	26.6
Paola Confectii Earn-Out costs (f)	0.9	0.5	2.7	0.5
Total adjustments	0.9	8.4	2.7	30.3
Adjusted EBIT	205.2	207.2	111.7	131.7
Adjusted EBIT margin	33.8%	34.0%	11.6%	13.5%

	Third quarter ended		Three quarters ended
CAD $ millions	December 29, 2024	December 31, 2023	December 29, 2024	December 31, 2023
Net income	143.6	131.4	75.9	50.5
Add (deduct) the impact of:
Income tax expense	46.4	52.6	7.1	8.0
Net interest, finance and other costs	14.3	14.8	26.0	42.9
Operating income	204.3	198.8	109.0	101.4
Head office transition costs (a)	—	—	—	0.8
Japan Joint Venture costs (c)	—	2.3	—	2.4
Transformation Program costs (e)	—	5.6	—	26.6
Paola Confectii Earn-Out costs (f)	0.9	0.5	2.7	0.5
Net depreciation and amortization (j)	32.5	32.2	97.4	91.2
Total adjustments	33.4	40.6	100.1	121.5
Adjusted EBITDA	237.7	239.4	209.1	222.9

Canada Goose Holdings Inc.	Page 27 of 40

	Third quarter ended		Three quarters ended
CAD $ millions	December 29, 2024	December 31, 2023	December 29, 2024	December 31, 2023
Net income	143.6	131.4	75.9	50.5
Add (deduct) the impact of:
Head office transition costs (a) (b)	—	—	—	1.2
Japan Joint Venture costs (c)	—	2.3	—	2.4
Japan Joint Venture remeasurement (gain) loss on contingent consideration and put option (d)	(0.6)	3.0	(11.5)	10.8
Transformation Program costs (e)	—	5.6	—	26.6
Paola Confectii Earn-Out costs (f)	0.9	0.5	2.7	0.5
Unrealized foreign exchange loss on Term Loan (g)	4.9	0.5	5.7	—
	5.2	11.9	(3.1)	41.5
Tax effect of adjustments	(0.8)	(1.3)	(1.2)	(6.2)
Deferred tax adjustment (h)	—	—	—	(0.5)
Adjusted net income	148.0	142.0	71.6	85.3
Adjusted net income (loss) attributable to non-controlling interest (i)	0.3	(3.4)	5.8	(3.6)
Adjusted net income attributable to shareholders of the Company	148.3	138.6	77.4	81.7

Weighted average number of shares outstanding
Basic	96,798,985	100,253,473	96,714,942	102,144,232
Diluted	98,172,212	101,308,836	98,033,979	103,125,365
Adjusted net income per basic share attributable to shareholders of the Company	$1.53	$1.38	$0.80	$0.80
Adjusted net income per diluted share attributable to shareholders of the Company	$1.51	$1.37	$0.79	$0.79
(a)Costs incurred for the corporate head office transition, including depreciation on right-of-use assets.
(b)Corporate head office transition costs incurred in (a) as well as $nil and $0.4m of interest expense on lease liabilities for the third and three quarters ended December 31, 2023, respectively.
(c)Costs incurred in connection with the establishment of the Japan Joint Venture. This is driven by the impact of gross margin that would otherwise have been recognized on the sale of inventory recorded at net realizable value less costs to sell, as well as other costs of establishing the Japan Joint Venture.
(d)Changes to the fair value remeasurement of the contingent consideration and put option liability, inclusive of translation gains and losses, related to the Japan Joint Venture. The Company recorded gains of $0.6m and $11.5m on the fair value remeasurement of the contingent consideration and put option during the third and three quarters ended December

Canada Goose Holdings Inc.	Page 28 of 40

29, 2024, respectively (third and three quarters ended December 31, 2023 - losses of $3.0m and $10.8m, respectively). These gains and losses are included in net interest, finance and other costs within the interim statements of income.
(e)Transformation Program costs include consultancy fees of $5.6m and $21.1m, as well as severance costs, net of shared-based award forfeitures of $nil and $5.5m, associated with the reduction in workforce for the third and three quarters ended December 31, 2023, respectively.
(f)Additional consideration payable to the controlling shareholders of Paola Confectii SRL (“PCML Vendors”) if certain performance conditions are met based on financial results (“Earn-Out”) related to the acquisition of Paola Confectii SRL, recognized as renumeration expense.
(g)Unrealized gains and losses on the translation of the term loan facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk. These costs are included in net interest, finance and other costs within the interim statements of income.
(h)Deferred tax adjustment recorded as the result of Swiss tax reform in Canada Goose International AG.
(i)Calculated as net income attributable to non-controlling interest within the interim statements of income of $0.3m and $5.8m for the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the third and three quarters ended December 29, 2024, respectively. Net income (loss) attributable to non-controlling interest within the interim statements of income of $(0.8)m and $2.9m plus $(2.6)m and $(6.5)m for the gross margin adjustment and the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the third and three quarters ended December 31, 2023, respectively.
(j)Calculated as depreciation and amortization as determined in accordance with IFRS Accounting Standards, less the depreciation impact for corporate head office transition costs (a) in the third and three quarters ended December 31, 2023. Depreciation and amortization includes depreciation on right-of-use assets under IFRS 16, Leases.

Canada Goose Holdings Inc.	Page 29 of 40

LIQUIDITY AND CAPITAL RESOURCES
Cash Flows
The following table summarizes the Company’s consolidated statement of cash flows for the three quarters ended December 29, 2024 compared to the three quarters ended December 31, 2023.

	Third quarter ended			Three quarters ended
CAD $ millions	December 29, 2024	December 31, 2023	$ Change	December 29, 2024	December 31, 2023	$ Change
Total cash from (used in):
Operating activities	348.0	348.3	(0.3)	154.7	81.8	72.9
Investing activities	(9.9)	(27.6)	17.7	(15.4)	(59.7)	44.3
Financing activities	(124.0)	(204.4)	80.4	(5.6)	(153.3)	147.7
Effects of foreign currency exchange rate changes on cash	2.3	0.5	1.8	6.6	(1.0)	7.6
Increase (decrease) in cash	216.4	116.8	99.6	140.3	(132.2)	272.5
Cash, beginning of period	68.8	37.5	31.3	144.9	286.5	(141.6)
Cash, end of period	285.2	154.3	130.9	285.2	154.3	130.9
Cash Requirements
Our primary need for liquidity is to fund net working capital, capital expenditures including new stores, debt services, and general corporate requirements of our business. Our primary source of liquidity to meet our cash requirements is cash generated from operating activities over our annual operating cycle. We also utilize the Mainland China credit facilities, the Japan credit facility, and the revolving credit facility, to provide short-term liquidity and to have funds available for net working capital. Our ability to fund our operations, invest in planned capital expenditures, meet debt obligations, and repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject, but not limited to, prevailing economic, financial, and business conditions, some of which are beyond our control. Cash generated from operating activities is significantly impacted by the seasonality of our business. Historically, cash flows from operating activities have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue recognized earlier in the year.

Canada Goose Holdings Inc.	Page 30 of 40

At December 29, 2024, total inventory was $407.4m, compared to $478.4m at December 31, 2023, reflecting a decrease of $71.0m. Raw materials inventory decreased by $12.1m from the comparative year mainly due to lower safety stock purchases and higher raw materials obsolescence provisioning. Finished goods inventory decreased by $50.8m driven by inventory management of slow moving inventory through revenue generated in the Other segment, and movement of finished goods from inventory to obsolescence resulting in higher finished goods obsolescence provisioning. Further impacting the inventory position was optimization of production levels to better align the supply of product with expected demand, consolidation of our manufacturing facilities and bringing more production in-house to improve control over production levels and costs.
As at December 29, 2024, the decrease in total inventory compared to March 31, 2024 was attributable to lower raw materials and finished goods which is in line with the seasonality of our business. The decrease in raw materials was due to an adjustment to purchasing processes to better align supply with production needs.
We continue to monitor the levels of inventory in each of our sales channels and across geographic regions and intend to continue to align inventory with demand that we forecast in each region.
Cash flows from operating activities
Cash flows from operating activities were $348.0m for the third quarter ended December 29, 2024 compared to $348.3m for the third quarter ended December 31, 2023. The decrease in cash flows from operating activities of $0.3m was primarily due to lower collections of trade receivables, partially offset by higher net income and higher accounts payables and accrued liabilities.
Cash flows from operating activities were $154.7m for the three quarters ended December 29, 2024 compared to $81.8m for the three quarters ended December 31, 2023. The increase in cash flows from operating activities of $72.9m was due to lower taxes paid of $45.4m and higher net income.
Cash flows used in investing activities
Cash flows used in investing activities were $9.9m for the third quarter ended December 29, 2024 compared to $27.6m for the third quarter ended December 31, 2023. The decrease in cash flows used in investing activities of $17.7m was primarily due to lower spend from the reduced pace of retail expansion from the comparative quarter in line with the fiscal 2025 priority to strengthen our existing retail network and $12.3m for the acquisition of Paola Confectii in fiscal 2024 that did not recur in the current quarter.
Cash flows used in investing activities were $15.4m for the three quarters ended December 29, 2024 compared to $59.7m for the three quarters ended December 31, 2023. The decrease in cash flows used in investing activities of $44.3m was primarily due to lower spend from the reduced pace of retail expansion from the comparative period in line with the fiscal 2025 priority to strengthen our existing retail network and $12.3m for the acquisition of Paola Confectii in fiscal 2024 that did not recur in the current period.

Canada Goose Holdings Inc.	Page 31 of 40

Cash flows used in financing activities
Cash flows used in financing activities were $124.0m for the third quarter ended December 29, 2024 compared to $204.4m for the third quarter ended December 31, 2023. The decrease in cash flows used in financing activities of $80.4m was driven by lower borrowings on the revolving credit facility by $25.4m, and $54.3m of payments for the purchase of subordinate voting shares that were cancelled related to the Fiscal 2024 NCIB, that did not recur in the current quarter, as described below.
Cash flows used in financing activities were $5.6m for the three quarters ended December 29, 2024 compared to $153.3m for the three quarters ended December 31, 2023. The decrease in cash flows used in financing activities of $147.7m was primarily attributable to no share repurchases, compared to $111.7m in the comparative period related to the Fiscal 2024 NCIB, as described below, and increased borrowings of $30.6m on the Mainland China credit facilities.
Indebtedness
The following table presents our net debt1 as at December 29, 2024, December 31, 2023, and March 31, 2024.

CAD $ millions	December 29, 2024	December 31, 2023	$ Change	March 31, 2024	$ Change
Cash	285.2	154.3	130.9	144.9	140.3
Mainland China Facilities	(30.1)	(9.3)	(20.8)	—	(30.1)
Japan Facility	(35.2)	(25.4)	(9.8)	(5.4)	(29.8)
Revolving Facility	—	—	—	—	—
Term Loan	(416.3)	(385.7)	(30.6)	(393.1)	(23.2)
Lease liabilities	(350.0)	(321.3)	(28.7)	(330.5)	(19.5)
Net debt[1]	(546.4)	(587.4)	41.0	(584.1)	37.7
1Net debt is non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
As at December 29, 2024, net debt1 was $546.4m compared to $587.4m as at December 31, 2023. The decrease of $41.0m was driven by an increase in cash, partially offset by increased borrowings on the term loan facility and Mainland China facilities. Net debt leverage1 as at December 29, 2024 was 1.9 times adjusted EBITDA, compared to 2.1 times adjusted EBITDA as at December 31, 2023.
Net debt1 was $584.1m as at March 31, 2024. The decrease of $37.7m as at December 29, 2024 was driven by an increase in cash of $140.3m and partially offset by increased borrowings on the Mainland China credit facilities, Japan credit facility and the term loan facility, in line with the seasonality of our working capital requirements.
1Net debt is a non-IFRS financial measure and net debt leverage is a non-IFRS ratio. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.
Amendments to borrowings
Post June 28, 2024, Canadian Dollar Offered Rates were no longer being published. As a result, in the first quarter ended June 30, 2024, the Company entered into amendments to its revolving credit facility to transition from the Canadian Dollar Offered interest benchmarks to the Canadian Overnight Repo Rate Average ("CORRA”). There were no further amendments to borrowings in the three quarters ended December 29, 2024.

Canada Goose Holdings Inc.	Page 32 of 40

See “Note 10. Borrowings” in our Interim Financial Statements, “Note 17. Borrowings”, “Factors affecting performance” and “Indebtedness” in our fiscal 2024 Annual Report for detailed information on our debt facilities and seasonality of the business.
Normal Course Issuer Bids
Share capital transactions for the three quarters ended December 29, 2024
Normal course issuer bid for Fiscal 2025
During fiscal 2025, the Company renewed its normal course issuer bid in relation to its subordinate voting shares (“Fiscal 2025 NCIB”). The Company is authorized to make purchases under the Fiscal 2025 NCIB from November 22, 2024 to November 21, 2025, in accordance with the requirements of the Toronto Stock Exchange (the “TSX”). The Board of Directors of the Company has authorized the Company to repurchase up to 4,556,841 subordinate voting shares, representing 10.0% of the Public Float (as defined in the rules of the TSX) for the subordinate voting shares as at November 8, 2024. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (the “NYSE”), or alternative trading systems, if eligible, and will conform to their regulations. Under the Fiscal 2025 NCIB, the Company is allowed to repurchase daily, through the facilities of the TSX, a maximum of 59,195 subordinate voting shares, representing 25% of the average daily trading volume, as calculated per the TSX rules for the six-month period starting on May 1, 2024 and ending on October 31, 2024. A copy of the Company's notice of intention to commence a NCIB through the facilities of the TSX may be obtained, without charge, by contacting the Company.
In connection with the Fiscal 2025 NCIB, the Company also entered an automatic share purchase plan (the “Fiscal 2025 ASPP”) under which a designated broker may purchase subordinate voting shares under the Fiscal 2025 NCIB during the regularly scheduled quarterly trading blackout periods of the Company. The repurchases made under the Fiscal 2025 ASPP will be made in accordance with certain purchasing parameters and will continue until the earlier of the date in which the Company has purchased the maximum value of subordinate voting shares pursuant to the Fiscal 2025 NCIB or upon the date of expiry of the Fiscal 2025 NCIB.
During the three quarters ended December 29, 2024, the Company made no repurchases under the Fiscal 2025 NCIB.
Normal course issuer bid for Fiscal 2024
Prior to the Fiscal 2025 NCIB, the Company maintained another normal course issuer bid in relation to its subordinate voting shares (“Fiscal 2024 NCIB”). The Company was authorized to make purchases from November 22, 2023 to November 21, 2024 under the Fiscal 2024 NCIB, in accordance with the rules of the TSX.
During the three quarters ended December 31, 2023, under the Fiscal 2024 NCIB, the Company purchased 1,862,550 subordinate voting shares for cancellation for total cash consideration of $29.5m.
Normal course issuer bid for Fiscal 2023
Prior to the Fiscal 2024 NCIB, the Company maintained another normal course issuer bid in relation to its subordinate voting shares (“Fiscal 2023 NCIB”). The Company was authorized to make purchases from November 22, 2022 to November 21, 2023 under the Fiscal 2023 NCIB, in accordance with the rules of the TSX.

Canada Goose Holdings Inc.	Page 33 of 40

During the three quarters ended December 31, 2023, under the Fiscal 2023 NCIB, the Company purchased 4,268,883 subordinate voting shares for cancellation for total cash consideration of $83.3m.
See “Note 11. Shareholders’ equity” in our Interim Financial Statements and “Note 18. Shareholders’ equity” in our fiscal 2024 Annual Report for detailed information on the Fiscal 2024 NCIB and Fiscal 2023 NCIB.
Contractual Obligations
Refer to “Contractual Obligations” in the MD&A section of our fiscal 2024 Annual Report and “Note 15. Financial risk management objectives and policies” of our Interim Financial Statements for a summary of the significant contractual obligations and other obligations of the Company. There have been no material changes since March 31, 2024.
OFF-BALANCE SHEET ARRANGEMENTS
The Company uses off-balance sheet arrangements including letters of credit and guarantees in connection with certain obligations including leases. In Europe, a subsidiary of the Company maintained an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of EUR20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. On April 12, 2024, this agreement was terminated. Other than those items disclosed here and elsewhere in this MD&A and our financial statements, we did not have any material off-balance sheet arrangements or commitments as at December 29, 2024.
See “Note 15. Financial risk and management objectives and policies” in the Interim Financial Statements and “Off-Balance Sheet Arrangements” in our fiscal 2024 Annual Report for detailed information on our off-balance sheet arrangements.
OUTSTANDING SHARE CAPITAL
Canada Goose is a publicly traded company and the subordinate voting shares are listed on the New York Stock Exchange (NYSE: GOOS) and on the Toronto Stock Exchange (TSX: GOOS). As at January 30, 2025, there were 45,801,680 subordinate voting shares issued and outstanding, and 51,004,076 multiple voting shares issued and outstanding.
As at January 30, 2025, there were 4,804,908 options, 629,852 restricted share units, and 676,031 performance share units outstanding under the Company’s equity incentive plans, of which 2,377,901 options were vested as of such date. Each option is exercisable for one subordinate voting share. We expect that vested restricted share units and performance share units, including any additional performance share units, vested for performance achieved above target, will be paid at settlement through the issuance of one subordinate voting share per unit.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with credit risk, foreign exchange risk, and interest rate risk.

Canada Goose Holdings Inc.	Page 34 of 40

Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk. The Company has an agreement with a third-party who has insured the risk of loss for up to 90% of trade accounts receivable from certain designated customers subject to a total deductible of $0.1m, to a maximum of $30.0m per year. Moreover, within CG Japan, the Company has an agreement with a third party who has insured the risk of trade accounts receivable for certain designated customers for a maximum of JPY540.0m per annum subject to a deductible of 10% and applicable only to accounts with receivables over JPY100k.
In addition, a subsidiary of the Company in Europe managed credit risk through the agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of EUR20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. On April 12, 2024, this agreement was terminated with an immaterial impact to the Company’s trade accounts receivables.
Our exposure to credit risk has not significantly changed from the fiscal year ended March 31, 2024. See “Quantitative and Qualitative Disclosures about Market Risk” in our fiscal 2024 Annual Report for detailed information on the Company’s credit risk.
Foreign exchange risk
Foreign exchange risk in operating cash flows
Our Interim Financial Statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases, and expenses are denominated in foreign currencies, primarily U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, Hong Kong dollars, and Japanese yen. Furthermore, as our business in Greater China grows, transactions in Chinese yuan, Hong Kong dollars and Taiwanese dollars are expected to increase. Net monetary assets denominated in currencies other than Canadian dollars that are held in entities with Canadian dollar functional currency are translated into Canadian dollars at the foreign currency exchange rate in effect at the balance sheet date. Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, we are exposed to foreign currency translation gains and losses from our foreign operations into Canadian dollars. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
We are also exposed to fluctuations in the prices of the U.S. dollar and euro denominated purchases as a result of changes in U.S. dollar or euro exchange rates. Most of our raw materials are sourced outside of Canada, primarily in U.S. dollars, and SG&A expenses are typically denominated in the currency of the country in which they are incurred. As a result, we are exposed to foreign currency exchange fluctuations on multiple currencies. A depreciating Canadian dollar relative to the U.S. dollar or euro will negatively impact operating income and net income by increasing our costs of raw materials, while an appreciating Canadian dollar relative to the U.S. dollar or euro will have the opposite impact.

Canada Goose Holdings Inc.	Page 35 of 40

As part of our risk management program, we have entered into foreign exchange derivative contracts to manage certain of our exposures to exchange rate fluctuations for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges.
Foreign exchange risk on borrowings
We are further exposed to translation and transaction risks associated with foreign currency exchange fluctuations on foreign currencies denominated principal and interest amounts payable on the Mainland China credit facilities, the Japan credit facility, the revolving credit facility, and the term loan facility. The Company has entered into foreign exchange forward contracts to hedge 90% or USD270.0m of its exposure to foreign currency exchange risk related to principal payments on the term loan facility denominated in U.S. dollars.
See “Note 15. Financial risk and management objectives and policies” in our Interim Financial Statements, and the “Foreign exchange risk” section of our fiscal 2024 Annual Report for detailed information about the Company’s hedging program.
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on the borrowings outstanding under the Mainland China credit facilities, the Japan credit facility and the term loan facility, which currently bear interest rates at 2.89%, 0.68% and 8.19%, respectively.
Interest rate risk on the term loan facility is partially mitigated by interest rate swap hedges. The Company has entered into five-year interest rate swap agreements terminating December 31, 2025 to pay fixed interest rates and receive floating interest rates on notional debt of USD270.0m. The floating interest benchmark reference rate contained within the swap agreements is SOFR with the average fixed rates of 1.76%. These swap agreements fix the interest rate on the USD300.0m Term Loan. The interest rate swaps continue to be designated and accounted for as cash flow hedges.
Based on the closing balance of outstanding borrowings, a 1.00% increase in the closing interest rate during the three quarters ended December 29, 2024 would have increased interest expense on the Mainland China credit facilities, Japan credit facility and the term loan facility before hedging, by $0.2m, $0.3m and $3.1m, respectively (three quarters ended December 31, 2023 - $0.3m, $0.2m and $3.0m, respectively).
Until the third quarter ended December 31, 2023, the Company calculated interest rate sensitivity on debt facilities using the average balance of the facility and average interest rate in the reporting period. Following the third quarter, and applicable for the three quarters ended December 29, 2024, the Company calculated interest rate sensitivity on debt facilities using the closing balance of the facility and the closing interest rate. The Company believes this change provides more relevant information on interest rate sensitivity. The Company has recognized this change as a change in estimates and had adjusted the disclosure prospectively.
FISCAL 2025 OUTLOOK
A revised discussion as to our fiscal year 2025 outlook is contained in our earnings press release dated February 6, 2025 under the heading “Fiscal 2025 Outlook”. Such press release is

Canada Goose Holdings Inc.	Page 36 of 40

available on the SEDAR+ website at www.sedarplus.ca under the Company’s profile, and on the EDGAR section of the SEC website at www.sec.gov.
LITIGATION AND OTHER CONTINGENCIES
In the ordinary course of business, the Company may become subject to legal and regulatory proceedings and actions relating to its business, including matters involving its products, contractual and employment relationships. The Company records contingent liabilities when a loss related to a claim is assessed to be probable and reasonably estimable.
A mediation took place in fiscal 2024 in connection with a previously served notice of arbitration from a former supplier of the Company, seeking damages for breach of contract and for the unlawful means tort in connection with termination of a supply agreement. The claim also asserts that disclosure by the Company of information relating to the sourcing and traceability of its products constituted unlawful acts harmful to the former supplier. Such mediation did not result in a settlement of any issues and claims, and the parties are continuing to proceed with upcoming arbitration hearings to adjudicate the claims. The Company believes it has strong defences to the claim and consequently has not recorded a provision in the financial statements. However, if the arbitration is resolved in favour of the former supplier, the obligation could have a significant impact on the Company’s financial statements and results of operations.
RELATED PARTY TRANSACTIONS
The Company enters into transactions from time to time with its principal shareholders, as well as organizations affiliated with members of the Board of Directors and key management personnel by incurring expenses for business services. During the third and three quarters ended December 29, 2024, the Company incurred expenses with related parties of $0.2m and $1.3m, respectively (third and three quarters ended December 31, 2023 - $0.4m and $0.8m, respectively) from companies related to certain shareholders. Balances owing to related parties as at December 29, 2024 were $0.5m (December 31, 2023 - $0.4m, March 31, 2024 - $0.2m).
A lease liability due to the former controlling shareholder of the acquired Baffin Inc. business (the "Baffin Vendor") for leased premises was $2.0m as at December 29, 2024 (December 31, 2023 - $2.8m, March 31, 2024 - $2.5m). During the third and three quarters ended December 29, 2024, the Company paid principal and interest on the lease liability, net of rent concessions, and other operating costs to entities affiliated with the Baffin Vendor totalling $0.4m and $1.3m, respectively (third and three quarters ended December 31, 2023 - $0.3m and $1.0m, respectively). No amounts were owing to Baffin entities as at December 29, 2024, December 31, 2023, and March 31, 2024.
The Japan Joint Venture has lease liabilities due to the non-controlling shareholder, Sazaby League for leased premises. Lease liabilities were $1.5m as at December 29, 2024 (December 31, 2023 - $2.2m, March 31, 2024 - $1.9m). During the third and three quarters ended December 29, 2024, the Company incurred principal and interest on lease liabilities, royalty fees, and other operating costs to Sazaby League totalling $0.8m and $2.6m, respectively (third and three quarters ended December 31, 2023 - $1.3m and $3.2m, respectively). Balances owing to Sazaby League as at December 29, 2024 were $0.3m (December 31, 2023 - $0.1m, March 31, 2024 - $0.3m).

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During the third and three quarters ended December 29, 2024, the Japan Joint Venture sold inventory of $0.7m and $0.9m, respectively to companies wholly owned by Sazaby League (third and three quarters ended December 31, 2023 - $1.1m and $1.2m, respectively). As at December 29, 2024, the Japan Joint Venture recognized a trade receivable of $0.6m from these companies (December 31, 2023 - $0.9m, March 31, 2024 - $0.1m).
In connection with the Paola Confectii business combination that occurred on November 1, 2023, subject to the controlling shareholders of Paola Confectii SRL ("PCML Vendors") remaining employees through November 1, 2025, a further amount is payable to the PCML Vendors if certain performance conditions are met based on financial results (“Earn-Out”). For the third and three quarters ended December 29, 2024, the Company recognized $1.2m and $2.7m respectively, of remuneration costs related to the Earn-Out based on the estimated value of $7.7m for the payout (third and three quarters ended December 31, 2023 - $0.5m and $0.5m, respectively). These costs have been included in other long-term liabilities on the statement of financial position, and reflect the amount owing to the PCML Vendors as at December 29, 2024.
A lease liability due to one of the PCML Vendors for leased premises was $1.2m as at December 29, 2024 (December 31, 2023 - $1.2m, March 31, 2024 - $1.2m). During the third and three quarters ended December 29, 2024, the Company paid principal and interest on the lease liability, to one of the PCML Vendors totalling less than $0.1m and $0.1m, respectively (third and three quarters ended December 31, 2023 - less than $0.1m and less than $0.1m, respectively). No amounts were owing to one of the PCML Vendors as at December 29, 2024, December 31, 2023, and March 31, 2024.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our Interim Financial Statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. See “Critical Accounting Policies and Estimates” in our MD&A within the fiscal 2024 Annual Report for detailed information.
CHANGES IN ACCOUNTING POLICIES
Standards issued and not yet adopted
Certain new standards, amendments, and interpretations to existing IFRS Accounting Standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement.
Standards issued and adopted
In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at

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the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, and other assets or services. On October 31, 2022, the IASB issued Non-Current Liabilities with Covenants (Amendments to IAS 1). These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. These amendments are effective for annual reporting periods beginning on or after January 1, 2024.
The adoption of the agenda decision was recognized as a change in accounting policy in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). The Company amended the existing accounting policies related to its presentation of liabilities in the statement of financial position as at April 1, 2024. The Company assessed the impact of the amendment and identified $23.0m of liabilities as at the date of adoption, recognized as non-current liabilities on the provision line related to warranty that can no longer be disclosed as such in accordance with the agenda decision. As a result, this balance was reclassified to current liabilities on the provisions line of the statement of financial position.
In accordance with IAS 8, retrospective application is required for accounting policy changes and comparative financial information was restated in the statement of financial position. As a result, $23.3m and $23.0m were reclassified from non-current provisions to current provisions for December 31, 2023 and March 31, 2024, respectively.
In May 2023, the IASB issued International Tax Reform, Pillar Two Model Rules, Amendments to IAS 12, Income Taxes (the “Amendments”). The Amendments provide the Company with an exception from recognition and disclosure requirements for deferred tax assets and liabilities arising from the Organization for Economic Co-operation and Development ("OECD") Pillar Two international tax reform.
The Company is within the scope of the OECD Pillar Two rules. Pursuant to these rules, the parent entity of the Company will be required to pay a tax on the profit of any of subsidiary whose effective tax rate (determined in accordance with Canadian Pillar Two rules) is less than 15%, unless the jurisdiction of the subsidiary’s incorporation has implemented similar Pillar Two rules. On June 20, 2024, Pillar Two rules become law in Canada and apply to the Company from April 1, 2024.
The Company has completed an assessment of the application of the Pillar Two rules and does not currently estimate a material impact on its tax position, however it continues to monitor developments.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure Controls and Procedures
Management, including the CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were effective as of December 29, 2024 to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure.

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Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The Company’s internal control over financial reporting includes policies and procedures that:
•Pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards and that the receipts and expenditures of the Company are made only in accordance with authorizations of management and directors; and
•Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of the Company that could have a material effect on the consolidated financial statements.
There has been no change in the Company’s internal control over financial reporting during the three quarters ended December 29, 2024 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Management determined that the Company’s internal control over financial reporting was effective as of December 29, 2024.
Limitations of Controls and Procedures
Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Management's projections of any evaluation of the effectiveness of internal control over financial reporting as to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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